

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

September 17, 2009

<u>Via U.S. Mail</u>

Scott Williams, Esq.
Senior Vice President and General Counsel
RailAmerica, Inc.
7411 Fullerton Street, Suite 300
Jacksonville, FL 32256

> **Re:** **RailAmerica, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 2, 2009**
> **File No.: 333-160835**

Dear Mr. Williams:

We have reviewed your responses to the comments in our letter dated August 24, 2009 and have the following additional comments.

<u>General</u>

1. Provide us with an analysis of why Fortress should not be considered an underwriter in this offering.

<u>Summary Consolidated Financial Data, page 7</u>

2. We note your response to our prior comment 10. However, we note that you continue to present adjusted EBITDA as both a performance and liquidity measure. Your use of adjusted EBITDA appears to be based on the covenants of your senior secured notes. Accordingly, please present adjusted EBITDA and its numerical computation in the MD&A section of the filing as part of your discussion of liquidity. This matter was contemplated, and our views set forth, in Question 10 of the staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. We will not object if you wish to include a narrative discussion of the importance of this measure with regard to your liquidity in a footnote to your summary financial data presentation. You

may also include, in this footnote, a cross-reference to the page upon which your adjusted EBITDA is presented. However, please confine your numerical presentation of adjusted EBITDA to the MD&A section of your filing.

3. As discussed above, your use of adjusted EBITDA should be confined to the MD&A section of your filing. Also, since your presentation of adjusted EBITDA is a non-GAAP liquidity measure, it appears you should include a reconciliation to cash flow from operating activities, which is the most directly comparable GAAP measure. Please revise accordingly.

4. We have reviewed your responses to our prior comments 11 and 12. Although we note the disclosures made in your document regarding your use of the non-GAAP measure "economic earnings", we are not in agreement that your presentation is in compliance with Item 10 of Regulation S-K, or with the guidelines in FR-65. This non-GAAP measure still contains items which are recurring, frequent or not unusual. You state the purpose of these items is the elimination of items you believe have less bearing on your operating performance. However, the elimination of these items results in the type of smoothed earnings stream specifically prohibited in the use of a non-GAAP measure. With regard to this measure, we note your primary use is the determination of future management incentive compensation. In this regard, while this measure does not appear to be an appropriate alternative performance measure, it may represent a future impact on your liquidity. As such, we would not object to a discussion of the items that are part of management's incentive compensation agreement as an element of the discussion of liquidity within the MD&A section of your filing. You may provide a calculation of the non-GAAP measure used to compute management's incentive compensation if you can demonstrate that the calculation has an important impact on your future liquidity and the calculation is stipulated within an agreement with management. However, please remove the non-GAAP measure "economic earnings" throughout the document.

Risks Related to Our Business, page 11

5. We note your response to prior comment 13. Please, however, provide the risk factor and corresponding table discussed in the comment so that investors may evaluate how executive compensation may affect their investment. Please also include as a footnote information found under your IPO Equity Incentive Plan about the additional incentives you plan to put in place prior to the completion of the offering.

Management's Discussion and Analysis
Operating expenses, page 38

6. Please revise the table to indicate that the information presented for the combined year ended December 31, 2007 is non-GAAP. This distinction should be made for all instances where the results of 2007 were combined for comparative purposes.

Working Capital, page 48

7. We note your response to our prior comment 21. Based on your expected use of proceeds disclosed on page 24, it appears you intend to only redeem up to 10% of the senior secured notes at a price equal 103% of the aggregate principal amount of such notes. If true, please expand your discussion of working capital on page 48 to state this intention and to explain how management determined the amount to be redeemed in light of your expected future capital needs and the other optional redemption alternatives. In this regard, specifically address the alternative whereby you may redeem up to 35% of the notes with proceeds from an equity offering.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflett at (202) 551-3381 or David Humphrey at (202) 551-3221 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Spitzer at (202) 551-3227 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Joseph A. Coco, Esq.
        (*via facsimile*) *(917) 777-3050*